UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

QIWI plc
(Name of Issuer)

Class B Ordinary Shares, having a nominal value of €0.0005 per share
(Title of Class of Securities)

74735M108
(CUSIP Number)

Sergey Solonin
4 Spiridonovka Street, Building 2, Moscow 123001, Russia
tel.+7 903 130-57-63
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 27, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of reporting persons Sergey Solonin
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) BK
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Russian Federation
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 11,756,822
	8.	Shared voting power 0
	9.	Sole dispositive power 11,756,822
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 11,756,822
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 20.12%[1]
14.	Type of reporting person (see instructions) IN

1
Based on 46,671,186 class B ordinary shares outstanding as of March 23, 2018, as disclosed by QIWI in its Annual Report on Form 20-F for the year ended December 31, 2017 (the "Annual Report"), filed with the Securities and Exchange Commission (the "Commission") on March 28, 2018, plus the number of shares of class A ordinary shares held by Mr. Solonin, which are treated as converted into class B ordinary shares only for the purpose of computing the percentage ownership of the Reporting Persons.  Each class B ordinary share is entitled to one vote, and each share of class A ordinary share is entitled to ten votes. The percentage reported does not reflect the ten for one voting power of the class A ordinary shares.

Item 1.	Security and Issuer
The name of the registrant to which this statement on Schedule 13D relates is QIWI plc (the "Registrant"). The Registrant's principal executive offices are located at Kennedy 12, Kennedy Business Centre, 2nd floor, P.C. 1087, Nicosia, Cyprus.
This Schedule 13D relates to the class B ordinary shares of the Registrant. The Registrant's American Depositary Shares, each representing one class B ordinary share of the Registrant, are registered on the NASDAQ Global Select Market under the trading symbol "QIWI".
Item 2.	Identity and Background
This Schedule 13D is being filed by Sergey Solonin (the "Reporting Person"). The Reporting Person is currently resident in, and a citizen of, the Russian Federation.
The Reporting Person has served as a member of the board of directors of the Registrant since December 2010 and as its chief executive officer since October 2012. The Reporting Person is also currently a member of the board of directors of Qiwi Bank and a General Director of QIWI JSC.
The Reporting Person's principal business address is 4 Spiridonovka Street, Building 2, Moscow 123001, Russia.
During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.	Source and Amount of Funds or Other Consideration
The Reporting Person purchased 495,423 class A ordinary shares in the Registrant from Mr. Kirill Evdakov for an aggregate purchase price of $7,788,049.56 (at $15.72 per class A ordinary share). The source of funds used for the acquisition of the class A ordinary shares was borrowings under the USD 20,000,000 Facility Agreement dated April 11, 2018, between the Reporting Person, as borrower, and Credit Suisse AG, as lender (the "Facility Agreement"). In addition, the Reporting Person pledged 4,500,000 class A ordinary shares to Credit Suisse AG pursuant to a Pledge and Charge Over Shares Agreement in respect of  QIWI PLC dated April 18, 2018, (the "Pledge Agreement") to secure the Reporting Person's obligations under the Facility Agreement.
The foregoing descriptions of the Facility Agreement and Pledge Agreement do not purport to be complete and are qualified in their entirety by reference to the Facility Agreement and Pledge Agreement, copies of which are attached hereto as exhibits to this Schedule 13D and incorporated by reference herein.
Item 4.	Purpose of Transaction
As set forth in Item 2 above, the Reporting Person has served a member of the board of directors of the Registrant since December 2010 and as its chief executive officer since October 2012. The Reporting Person acquired the securities mentioned in Item 3 above for investment purposes.
Although the Reporting Person has no present intention to acquire additional securities of the Registrant, he intends to review his investment on a regular basis and, as a result thereof, may at any time or from time to time determine, alone or as part of a group, (i) to acquire additional securities of the Registrant, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Registrant owned by it in the open market, in privately negotiated transactions or otherwise or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change his intention with respect to any or all of such matters. In reaching any decision as to his course of action (as well as to the specific elements thereof), the Reporting Person currently expects that he would take into consideration a variety of factors, including, but not limited to, the following: the Registrant's business and prospects; other developments concerning the Registrant and its businesses generally; other business opportunities available to the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Registrant.
Other than as described above, the Reporting Person does not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Registrant, or the disposition of securities of the Registrant; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Registrant or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Registrant or any of its subsidiaries; (d) any change in the present board of directors or management of the Registrant, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Registrant; (f) any other material change in the Registrant's business or corporate structure; (g) changes in the Registrant's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Registrant by any person; (h) causing a class of securities of the Registrant to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Registrant becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or (j) any action similar to any of those enumerated above.
Item 5.	Interest in Securities of the Issuer
(a) The Reporting Person beneficially owns 11,756,822 class A ordinary shares of the Registrant. Because each Class A ordinary share entitles its holder to ten (10) votes, as opposed to Class B ordinary shares which entitle its holder to one (1) vote, the Reporting Person's shareholdings represent approximately 62.1% of the total outstanding voting power in the Registrant, based on 14,277,871 class A ordinary shares and 46,671,186 class B ordinary shares outstanding as of March 23, 2018, as reported in the Annual Report.
(b) The Reporting Person has the sole voting and dispositive power over the Registrant's class A ordinary shares he beneficially owns.
(c) Except as disclosed in this Statement, the Reporting Person has not effected any transaction in the ordinary shares of the Registrant during the past sixty (60) days.
(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Person, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class A ordinary shares beneficially owned by the Reporting Person.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth in Item 3 of this Schedule 13D is incorporated by reference herein.
Item 7.	Materials to be Filed as Exhibits

Exhibit	Title
99.1	USD 20,000,000 Facility Agreement between Sergey Aleksandrovich Solonin and Credit Suisse AG dated April 11, 2018
99.2	Pledge and Charge Over Shares Agreement in respect of QIWI PLC between Sergey Aleksandrovich Solonin and Credit Suisse AG dated April 18, 2018

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 27, 2018

Sergey Solonin

By:	/s/Sergey Solonin
Name:	Sergey Solonin